July 7, 2009

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	United Online, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 File No. 000-33367________________________________

Dear Ms. Collins:

United Online, Inc. (the “Company”) acknowledges receipt of the letter from the staff of the Securities and Exchange Commission, dated June 22, 2009 (the “Comment Letter”), relating to the above-referenced filings.  Given that the Company’s response was due shortly after the Fourth of July holiday, and several key personnel of the Company were on vacation last week, the Company respectfully requests an extension of time to respond to the Comment Letter in order to have sufficient time for review internally and by the Company’s advisors of the response to the Comment Letter.  The Company intends to submit its response to the Comment Letter by July 10, 2009.

Please contact me at (818) 287-3318 should you require further information.

Very truly yours,

UNITED ONLINE, INC.

By:	/s/ Scott H. Ray
Scott H. Ray
Executive Vice President and
Chief Financial Officer

cc:        Jason Niethamer, Senior Staff Accountant (Securities and Exchange Commission)
Christine Davis, Assistant Chief Accountant (Securities and Exchange Commission)
Jan Woo, Staff Attorney (Securities and Exchange Commission)
Maryse Mills-Apenteng, Legal Special Counsel (Securities and Exchange Commission)
Mark R. Goldston, Chairman, President and Chief Executive Officer
Frederic A. Randall, Jr., Executive Vice President and General Counsel

21301 Burbank Boulevard • Woodland Hills, CA 91367-6677 • phone 818.287.3000 • fax 818.287.3001 • www.untd.com
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